UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41872

DDC Enterprise Limited

Room 1601-1602, 16/F, Hollywood Centre
233 Hollywood Road

Sheung Wan, Hong Kong
+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “DDC,” “we,” “us” and “our” refer to DDC Enterprise Limited and its subsidiaries.

On May 16, 2024, the Company received a written notice from NYSE Regulation (the “NYSE Notice”) stating that the Company is not in compliance with the continued listing standards of the NYSE American LLC (“NYSE American”, or the “Exchange”) under the timely filing criteria included in Section 1007 of the NYSE American Company Guide (the “Company Guide”) because the Company failed to timely file with the Securities and Exchange Commission (the “SEC”) its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Form 20-F”), which was due on May 15, 2024 (the “Filing Delinquency”).

In accordance with Section 1007 of the Company Guide, the Company will have six months from the date of the Filing Delinquency (the “Initial Cure Period”), to file the 2023 Form 20-F with the SEC. The Exchange will monitor the Company and the status of the 2023 Form 20-F and any subsequent delayed filings, including through contact with the Company, until the Filing Delinquency is cured. If the Company fails to file the 2023 Form 20-F during the Initial Cure Period, the Exchange may, in its sole discretion, grant an up to six-month additional cure period (the “Additional Cure Period”). The Company can regain compliance with the Exchange’s continued listing standards at any time during the Initial Cure Period or Additional Cure Period, as applicable, by filing the 2023 Form 20-F and any subsequent delayed filings with the SEC. If the Exchange determines that an Additional Cure Period is not appropriate, suspension and delisting procedures will commence in accordance with the procedures set out in Section 1010 of the Company Guide. If the Exchange determines that an Additional Cure Period is appropriate and the Company fails to file the 2023 Form 20-F and any subsequent delayed filings by the end of that period, suspension and delisting procedures will generally commence.

Notwithstanding the foregoing, however, the Exchange may, in its sole discretion, decide (i) not to afford the Company any Initial Cure Period or Additional Cure Period, as the case may be, at all or (ii) at any time during the Initial Cure Period or Additional Cure Period, to truncate the Initial Cure Period or Additional Cure Period, as the case may be, and immediately commence suspension and delisting procedures if the Company is subject to delisting pursuant to any other provision of the Company Guide, including if the Exchange believes, in the its sole discretion, that continued listing and trading of the Company’s securities on the Exchange is inadvisable or unwarranted in accordance with Sections 1001 through 1006 thereof.

As disclosed in the Form 12b-25 filed by the Company with the SEC on April 30, 2024, the Company was unable, without unreasonable effort or expense, to file its 2023 Form 20-F as a result of a delay experienced by the Company in completing its financial statements in the Annual Report. The Company was not able to file the 2023 Form 20-F within the fifteen-day extension period granted pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended. The Company is making all efforts to file the 2023 Form 20-F as soon as possible and in any event within the six-month Initial Cure Period. However, there can be no assurance that the Company will ultimately regain compliance with all applicable Exchange listing standards.

In the interim, the Company’s Class A Ordinary Shares will continue to be listed on the NYSE American while it attempts to regain compliance with the listing standards, subject to the Company’s compliance with other continued listing requirements. The NYSE Notice does not affect the Company’s business operations or its reporting obligations under the Securities and Exchange Commission regulations and rules.

On May 21, 2024, the Company issued a press release announcing receipt of the NYSE Notice. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited.

Date: May 21, 2024	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated May 21, 2024

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